SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 21, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on December 21, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 21 December 2009
ING completes rights issue and State repayment
ING announced today that it has completed its planned repurchase of EUR 5 billion of the Core Tier 1 securities issued in November 2008 to the Dutch State and its EUR 7.5 billion rights issue.
Jan Hommen, CEO of ING said: “Today we have successfully completed a major first part of the measures we announced in October to chart a clear course forward and return our focus to the business and what matters most to our customers. With the support of our investors we have paid back half of the funds we received last year from the Dutch State.”
As announced on 26 October 2009, ING and the Dutch State agreed to alter the repayment terms of half of the Core Tier 1 securities in order to facilitate early repayment. The total payment amounted to EUR 5,606 million, consisting of the EUR 5 billion principal amount, plus accrued coupon from 12 May 2009 to 20 December 2009 of EUR 259 million and a repayment premium of EUR 347 million.
ING has funded the State repayment with part of the proceeds of the rights issue that it has completed and settled today. A total of 1,768,412,544 (depositary receipts for) shares were offered and sold, of which 97% through the exercise of rights and the remainder through placements to institutional investors. As a result, ING today received approximately EUR 7.3 billion in proceeds, net of fees and expenses.
The proceeds of the rights issue in excess of the State repayment will be used to mitigate the capital impact of the additional payments for the Illiquid Assets Back-up Facility which ING agreed upon in order to get approval from the European Commission on ING’s Restructuring Plan, as announced on 26 October 2009. In total, these extra payments will amount to a net present value of EUR 1.3 billion, which will be booked as a one-off pre-tax special item in the fourth quarter of 2009. Further excess proceeds of the rights issue will be used to strengthen ING’s capital position.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 541 5682	+31 20 541 5460
Raymond.Vermeulen@ing.com	Investor.relations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2009, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the implementation of ING’s restructuring plan to separate banking and insurance operations, (iv) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (v) the frequency and severity of insured loss events, (vi) mortality and morbidity levels and trends, (vii) persistency levels, (viii) interest rate levels, (ix) currency exchange rates, (x) general competitive factors, (xi) changes in laws and regulations, (xii) changes in the policies of governments and/or regulatory authorities, (xiii) conclusions with regard to purchase accounting assumptions and methodologies, (xiv) changes in ownership that could affect the future availability to us of net operating loss, net capital loss and built-in loss carryforwards, and (xv) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.
General, no offer
This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. In connection with the offering of the securities referred to in this document, a prospectus within the meaning of Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”) has been published by the Company (the “Prospectus”). All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Any investment decision regarding any subscription rights or shares should only be made on the basis of the Prospectus, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The approved Prospectus has been notified by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) to the competent authorities in other jurisdictions in accordance with Article 18 of the Prospectus Directive. Copies of the prospectus may be obtained at no cost through the website of Euronext Amsterdam by NYSE Euronext (Dutch residents only) and the website of the Company at www.ing.com/rightsissue.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: December 21, 2009